UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number: 001-34238

THE9 LIMITED

17 Floor, No. 130 Wu Song Road

Hong Kou District, Shanghai 201203

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No.	Description
1.1	Underwriting Agreement dated September 29, 2020 between The9 Limited and Maxim Group LLC
4.4	Warrant Agent Agreement dated October 2, 2020 among The9 Limited, Computershare Inc. and Computershare Trust Company, N.A.
4.5	Form of Warrant Offered in the Offering (included in Exhibit 4.4)
4.6	Representative’s Warrant
99.1	Press Release – The9 Announces Closing of US$8.7 Million Underwritten Offering

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED

By	:	/s/ George Lai
Name:	:	George Lai
Title:	:	Director and Chief Financial Officer

Date: October 5, 2020